Exhibit 99.7

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600		www.kpmg.ca
Toronto ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Harry Winston Diamond Corporation

We consent to the inclusion in this annual report on Form 40-F of:

–	our Independent Auditors’ Report of Registered Public Accounting Firm dated April 23, 2012 on the consolidated balance sheets of Harry Winston Diamond Corporation as at January 31, 2012, January 31, 2011 and February 1, 2010, the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended January 31, 2012 and January 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information

–	our Report of Independent Registered Public Accounting Firm dated April 23, 2012 on Harry Winston Diamond Corporation’s internal control over financial reporting as of January 31, 2012 each of which is contained in or incorporated by reference in this annual report on Form 40-F of Harry Winston Diamond Corporation for the fiscal year ended January 31, 2012.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 (Registration No. 333-156805) of Harry Winston Diamond Corporation.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 23, 2012